AMENDMENT NO. 1
to the INVESTMENT AGREEMENT
THIS AMENDMENT NO. 1 TO THE INVESTMENT AGREEMENT (this “Amendment”) is entered into as of the 28th day of October 2022, between Krane Shares Trust (the “Trust”) and GPS Funds I and GPS Funds II each on behalf of itself and its separate series (“Acquiring Funds”).

WHEREAS, the Trust and the Acquiring Funds entered into an Investment Agreement dated January 19, 2022 (the “Agreement”), pursuant to which the Acquiring Fund may, from time to time, invest in shares of one or more Acquired Funds, as identified on Schedule B of the Agreement, in reliance on Rule 12d1-4 under the Investment Company Act of 1940, as amended; and

WHEREAS, the Trust and Acquiring Fund(s) desire to amend the Agreement and Schedule B of the Agreement;

NOW, THEREFORE, the parties hereto agree as follows:

1.Defined Terms. Except as specifically set forth herein, defined terms used herein shall have their respective meanings as set forth in the Agreement.

2.Amendment to Schedule B. Schedule B to the Agreement is hereby amended and replaced by Schedule B as attached to this Amendment (which will be updated on a quarterly basis).

3.Amendment to the Agreement. All references to prior “Investment Agreement” shall be replaced with “Rule 12D1-4 Fund of Fund Form of Investment Agreement”.

4.Amendment to Agreement. The following replaces Section 1(a)(i)(B)(III) of the Agreement:

The Acquiring Fund will use reasonable efforts to spread large redemption requests over multiple days or to provide advance notification of redemption requests to the Acquired Fund(s) whenever practicable and consistent with the Acquiring Fund’s best Interests. In addition, for Acquired Fund(s) noted with an asterisk on Schedule B, the Acquiring Fund will provide advance notification of at least 2 business days of any redemptions requests greater than 10% of such Acquired Fund(s)’ outstanding shares. The Acquired Fund acknowledges and agrees that any notification provided pursuant to the foregoing is not a commitment to redeem and constitutes an estimate that may differ materially from the amount, timing and manner in which a redemption request is submitted, if any.

5.Counterparts. This Amendment may be executed in one or more counterparts, all of which shall constitute one and the same instrument. Each such counterpart shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. This Amendment shall be deemed executed by both parties when any one or more counterparts hereof or thereof, individually or taken together, bears the original, scanned or facsimile signatures of each of the parties.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment by their duly authorized representatives as of the day and year first above written.

GPS Funds I on behalf of each of its series, severally and not jointly		Acquired Fund

By:	/s/ Patrick Young	By:	/s/ Odette Gafner
Name:	Patrick Young	Name:	Odette Gafner
Title:	Treasurer	Title:	Chief Compliance Officer

GPS Funds II on behalf of each of its series, severally and not jointly
By:	/s/ Patrick Young
Name:	Patrick Young
Title:	Treasurer

SCHEDULE B

List of Acquired Funds to Which This Agreement Applies

An updated Schedule B can be found by clicking on the link below and will be updated on a quarterly basis.

https://kraneshares.com/resources/compliance/sch_b/Krane_Sch_B.pdf